OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

STRATEGIC DISTRIBUTION, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

862701307

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 862701307

1.	Name of Reporting Person: EagleRock Capital Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 263,332

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 263,332

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 263,332

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.9%

12.	Type of Reporting Person: CO

13G/A
CUSIP No. 862701307

1.	Name of Reporting Person: Nader Tavakoli		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 282,211

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 282,211

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 282,211

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.6%

12.	Type of Reporting Person: IN

AMENDMENT 2 TO SCHEDULE 13G

     This Amendment No. 2 to Schedule 13G is being filed on behalf of EagleRock Capital Management, L.L.C., a Delaware limited liability company (“EagleRock”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of common stock of Strategic Distribution, Inc., a Delaware corporation (the “Issuer”), purchased by Mr. Nader Tavakoli, individually, and EagleRock for the account of EagleRock Master Fund, L.P., a Cayman Islands exempted limited partnership (“EagleRock Master Fund”), of which EagleRock is the investment manager. EagleRock Master Fund holds the shares of Common Stock of the Issuer for the account of EagleRock Capital Partners, L.P., EagleRock Capital Partners (QP), L.P., both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd., a Cayman Islands exempted company. Amendment No. 1 to Schedule 13G was filed on behalf of Mariel Capital Management, L.L.C., a Delaware limited liability company (an affiliate of EagleRock and Mr. Tavakoli) that served as agent and attorney-in-fact to EagleRock Master Fund, and Mr. Tavakoli on February 17, 2004.

Item 2(a)	Name of Person Filing.

Item 2(a) is hereby amended and restated as follows:

EagleRock Capital Management, L.L.C. (“EagleRock”) and Nader Tavakoli.

Item 2(c)	Citzenship or Place of Organization.

Item 2(c) is hereby amended and restated as follows:

EagleRock is a limited liability company organized under the laws of the State of Delaware. Nader Tavakoli is the principal of Mariel Capital Management, L.L.C. and is a United States Citizen.

Item 4	Ownership.

Item 4 is hereby amended and restated as follows:

(a) EagleRock is the beneficial owner of 263,332 shares of Common Stock and Mr. Tavakoli is the beneficial owner of 282,211 shares of Common Stock.

(b) EagleRock is the beneficial owner of 8.9% and Mr. Tavakoli is the beneficial owner of 9.6% of the outstanding shares of Common Stock. The percentages are determined by dividing the number of shares beneficially owned by each reporting person by 2,954,474, the number of shares of Common Stock issued and outstanding as of November 4, 2004, as reported in the Issuer’s quarterly report on Form 10-Q filed November 15, 2004.

(c) EagleRock, as the investment manager of EagleRock Master Fund, has the sole power to vote and dispose of the 263,332 shares of Common Stock held by EagleRock Master Fund. As the principal of EagleRock, Mr. Tavakoli may direct the vote and disposition of the 263,332 shares of Common Stock held by EagleRock Master Fund and 18,879 shares of Common Stock held by himself, individually.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

EagleRock Capital Management, L.L.C.
By:	/s/ Nader Tavakoli
NADER TAVAKOLI, Managing Member

/s/ Nader Tavakoli
Nader Tavakoli